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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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[TELECOM ITALIA LOGO]


PRESS RELEASE


ANNOUNCING TELECOM ITALIA SPARKLE, TELECOM ITALIA'S NEW INTERNATIONAL BUSINESS DEVELOPMENT COMPANY

Rome, 18 December 2002 - Telecom Italia today completed the official paperwork for the transfer of its International Wholesale Services going concern from the Domestic Wireline International Business Unit to a wholly-owned Telecom Italia subsidiary previously known as T.M.I. Italia S.p.A. The company, in future to be known as Telecom Italia Sparkle S.p.A., takes over the business from 1 January 2003.

This move reflects a consolidated trend among main TLC companies to equip the management of international services with corporate independence in order to ensure operational flexibility, appropriate skillsets and enhanced rapidity of operation on a market that has been undergoing major changes.

Telecom Italia Sparkle's key assets consist of consolidated commercial experience and technological expertise in global advanced telecommunications services, offered through a far- reaching and extensive international network infrastructure. Business undertaken by the new company is expected to generate turnover of some 1,600 million euros.

Telecom Italia Sparkle's mission is to develop the international services market for heavy users: wireline and wireless carriers, ISPs and multinationals. Telecom Italia is undertaking this operation to enhance its competitive position on the international market, particularly in IP and data transmission services.

The company's objectives are to be a top player on the European market, consolidate its voice carriage market leadership and, above all, focus on high value, high growth data and Internet services.

Underpinning this high growth IP and data carriage market strategy are technological assets consisting of an articulated fibre optic network of crossborder backbone which provides coverage to the most attractive geographical markets in Europe, the Mediterranean Basin and South America. These assets place the Telecom Italia Group among the world's top Internet connectivity concerns.

Telecom Italia Sparkle leverages a bilateral worldwide network of some 360,000 km of submarine cables, supplying direct connections between Italy and 220 countries (and around 240 carriers). Over 18,000 km of crossborder network is available in Europe. In 2002 this infrastructure carried over 10 billion minutes of voice traffic and over 15 Gbit/s of IP bandwidth.

"This is the next phase in the process of restructuring Telecom Italia's international portfolio," says Riccardo Ruggiero, Telecom Italia CEO with responsibility for the Domestic Wireline Business Unit, which is behind Telecom Italia Sparkle. "Following disposals of non-core business, we are now creating more efficient management tools to realize value right through the potential range of Telecom Italia international market operations."

"The IP and Data market," adds Stefano Mazzitelli, CEO of Telecom Italia Sparkle, "offers growth potential in the region of 30% annually. This new company has all the drivers it requires - know how, technology assets and financial solidity - to strengthen existing business, focus on high value added markets and play a lead role in this market too."


For more information:
Communication & Media Relations
Domestic Wireline Press Office: +39 06.3688.2023 - 2066 www.telecomitalia.it/press



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[TELECOM ITALIA LOGO]                   [ACCENTURE LOGO]


PRESS RELEASE

TELECOM ITALIA: AGREEMENT FOR THE DISPOSAL OF TE.SS TO ACCENTURE

Rome, 20 December 2002 - Telecom Italia today initialed an agreement with Accenture for the disposal of 100% of TE.SS, the company that operates the administrative activities concerning the management of Telecom Italia Group's personnel. The sale price is equal to approximately 8 million euros.

This deal, which falls under the programme to dispose of Telecom Italia Group non- core activities, is subject to approval by the relevant Antitrust authorities.

Following this agreement TE.SS shall continue to conduct operations for the Telecom Group, guaranteeing continuity of services of the highest order and ensuring protection of privacy enhanced by the innovation and management abilities that an international Group of Accenture's pedigree can offer.

This move is a further example of Accenture's strategy of expanding and developing its business ventures in services where it can leverage its technological and managerial skills. This particularly applies to HR services, in which the company operates through Accenture Human Resources Services and its 2,000 plus employees.


Telecom Italia                          Accenture
Communication & Media Relations         Media & Analyst Relations
Corporate Press Office                  Elisabetta Darida
+39 06.3688.2023/2066                   Tel. +39 02.7775 8627
www.telecomitalia.it/press              e-mail: elisabetta.darida@accenture.com


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Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Releases included in this Form 6-K contain certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to implement successfully its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;

-	Seat's Ability To Successfully Implement Its Internet Strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      Dicember 31, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager